UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2025

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-36435 (Commission File Number)	22-2372868 (IRS Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey (Address of principal executive offices)	07016 (Zip Code)

(732) 980-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On June 20, 2025, Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Enzon”), EPSC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Viskase Companies, Inc., a Delaware corporation (“Viskase”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Following the consummation of the Merger (the “Closing”), it is anticipated that the combined company will operate under the name “Viskase Holdings, Inc.” and will trade on the “OTCQX” tier of the OTC market of the OTC Markets Group, Inc.

The Merger Agreement has been unanimously recommended by a Special Committee of the independent directors of Enzon (the “Enzon Special Committee”) and a Special Committee of the independent directors of Viskase and, acting upon such recommendations, has been unanimously approved by the Boards of Directors of each of Enzon and Viskase.

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, at the effective time of the Merger: (i) each share of common stock, par value $0.01 per share, of Viskase (the “Viskase Common Stock”) issued and outstanding immediately prior to the Merger (other than shares held by holders that properly exercise dissenters rights, shares held in treasury, and shares held by Enzon) will be automatically converted into the right to receive the number of shares of the common stock, par value $0.01 per share, of the Company (the “Enzon Common Stock”), equal to the exchange ratio as calculated under the Merger Agreement (the “Merger Consideration”); (ii) all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will automatically be cancelled and will cease to exist as of the effective time of the Merger; and (iii) each share of Enzon’s Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), held by affiliates of Icahn Enterprises Holdings L.P. (“IEH”) will be exchanged for Enzon Common Stock at a discount to its liquidation value based upon the 20-day volume weighted average price (“VWAP”) of Enzon Common Stock prior to execution of the Merger Agreement; and (iv) pursuant to the terms of an exchange offer to be commenced by Enzon, each share of Series C Preferred Stock held by non-affiliates of IEH will have the right to be exchanged for shares of Enzon Common Stock at its liquidation value based upon the 20-day VWAP of Enzon Common Stock prior to execution of the Merger Agreement.

Under the exchange ratio formula in the Merger Agreement and assuming that the Series C Preferred Stock is exchanged for Enzon Common Stock in full, upon closing of the Merger, (x) the holders of Enzon Common Stock immediately prior to the closing of the Merger are expected to own approximately 2.06% of the combined company’s common stock, (y) the holders of Series C Preferred Stock are expected to own approximately 13.84% of the combined company’s common stock and (z) Viskase stockholders are expected to own approximately 84.1% of the combined company’s common stock, subject to certain adjustments based upon the number of shares of Series C Preferred Stock exchanged for Enzon Common Stock by non-affiliates of IEH and the amount of cash held by Enzon at the effective time of the Merger, and depending on the liquidation value of the Series C Preferred Stock at the date of closing of the Merger. The Chief Executive Officer of the combined company will be Timothy P. Feast, who is currently the Chief Executive Officer of Viskase. The Board of Directors of the combined company will be selected by the Board of Directors of Viskase and include Jordan Bleznick, a current member of the Enzon Board of Directors.

In connection with the Merger, Enzon intends to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), in which a consent solicitation statement will be included (the “Registration Statement”), and seek the written consent of Enzon’s stockholders with respect to certain actions, including (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) the amendment to Enzon’s certificate of incorporation to change the name of the combined company to Viskase Holdings, Inc. and effect a reverse stock split of all outstanding shares of Enzon Common Stock at a reverse stock split ratio of between 1 to 2 and 1 to 100, provided that in no event shall the reverse stock split result in the total number of shares of Enzon Common Stock exceeding the number of shares of Enzon Common Stock that are currently authorized, to be effective immediately prior to the Merger (the “Reverse Stock Split”).

The parties to the Merger Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the business and operations of Enzon, Viskase and their respective subsidiaries during the period between execution of the Merger Agreement and the Closing. Enzon and Viskase make customary covenants to use their respective commercially reasonable efforts to take all actions necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable, including using their respective commercially reasonable efforts to obtain all necessary governmental and regulatory approvals, subject to certain limitations set forth in the Merger Agreement.

Enzon has agreed to (i) redeem the rights issued pursuant to that certain Section 382 Rights Agreement dated as of August 14, 2020, as amended, by and between Enzon and Continental Stock Transfer & Trust Company (the “382 Rights Agreement”) in accordance with the terms of the 382 Rights Agreement and (ii) terminate the 382 Rights Agreement prior to the Closing.

The Closing is subject to the satisfaction or waiver of certain conditions, including, among other things: (i) the required approvals by the parties’ stockholders; (ii) the accuracy of the parties’ representations and warranties, subject to certain “materiality” and “material adverse effect” qualifications; (iii) compliance by the parties in all material respects with their respective covenants; (iv) no law or order making the Merger illegal or otherwise prohibiting consummation of the Merger; (v) the shares of Enzon Common Stock to be issued in the Merger having been approved for listing (subject to official notice of issuance) on the OTC market of the OTC Markets Group, Inc.; (vi) the Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”); (vii) the consummation of the Reverse Stock Split; (viii) dissenters’ rights not having been exercised by Viskase stockholders representing more than three percent (3%) of the outstanding shares of Viskase Common Stock; (viii) Enzon having a minimum amount of cash at Closing as calculated under the Merger Agreement; and (ix) any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

Under the Merger Agreement, Enzon has agreed not to: (i) solicit, initiate or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal (as defined in the Merger Agreement); (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with an actual or potential Enzon Acquisition Proposal, subject to certain exceptions; or (iii) enter into an Enzon Acquisition Proposal. However, subject to the satisfaction of certain conditions, the Enzon Board of Directors (acting on the recommendation of the Enzon Special Committee) is permitted to take certain actions which may, as more fully described in the Merger Agreement, include, prior to the Enzon stockholders’ adoption and approval of the Merger Agreement and the other transactions contemplated thereby, changing the Enzon Board of Directors’ recommendation in response to an Enzon Superior Proposal (as defined in the Merger Agreement) or Enzon Intervening Event (as defined in the Merger Agreement) or terminating the Merger Agreement and entering into an Enzon Superior Proposal.

The Merger Agreement contains certain customary termination rights, including, among others: (i) the mutual written consent of Enzon and Viskase to terminate the Merger Agreement; (ii) if the Closing does not occur on or prior to 11:59 p.m. on December 31, 2025; (iii) the right of either party, if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and related transactions; (iv) the right of Viskase to terminate the Merger Agreement if Enzon’s board of directors changes or withdraws its recommendation in favor of the Merger and the related transactions; (v) the right of Enzon, subject to certain conditions, if Enzon terminates in the Merger Agreement in connection with an Enzon Superior Proposal; (vi) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions; and (vii) the right of Enzon to terminate because Viskase fails to obtain the written consent of its stockholders to the Merger Agreement and the transactions contemplated thereby, including the Merger, within twenty four (24) hours of execution of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, (i) Enzon will pay Viskase a termination fee of $1.0 million if (A) Viskase terminates the Merger Agreement in certain circumstances, including a termination in connection with a change in recommendation by the Enzon board of directors, or (B) Enzon terminates the Merger Agreement in connection with a superior offer, and (ii) Viskase will pay Enzon a termination fee of $1.0 million if Enzon terminates the Merger Agreement as a result of Viskase failing to obtain the written consent of its stockholders within twenty four (24) hours of execution of the Merger Agreement.

The Merger Agreement has been included solely to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Viskase or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for purposes of the Merger Agreement and as of specific dates as set forth therein; were made solely for the benefit of the parties to the Merger Agreement; may be subject to exceptions, qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Viskase or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Viskase, and the other parties to the Merger Agreement and their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement as well as in the Forms 10-K, Forms 10-Q and other filings that Enzon has made or will make with the SEC.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

IEH Support Agreement

In connection with the execution and delivery of the Merger Agreement, IEH and certain of its affiliates entered into a support agreement (the “IEH Support Agreement”) with Enzon and Viskase, pursuant to which IEH and certain of its affiliates agreed (among other things) to, subject to the terms and conditions set forth therein, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by IEH and its affiliates approving the Merger and the amendment to Enzon’s certificate of incorporation, and (ii) immediately prior to the Closing, exchange each issued and outstanding share of Enzon Series C Preferred Stock held by IEH and its affiliates for shares of Enzon Common Stock at a discount to its liquidation value based upon the 20-day VWAP of Enzon Common Stock prior to execution of the Merger Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of the IEH Support Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On June 20, 2025, the Company and Viskase issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1 be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

In connection with the proposed transactions between Enzon and Viskase, Enzon intends to file a registration statement on Form S-4 with the SEC that will contain a consent solicitation statement and prospectus (the “Registration Statement”). The Registration Statement will include financial information regarding the combined company. This communication is not a substitute for the Registration Statement or any other documents that Enzon may file with the SEC or that Enzon or Viskase may send to their respective stockholders in connection with the transactions contemplated by the Merger Agreement. BEFORE MAKING ANY VOTING DECISION, ENZON AND VISKASE URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENZON, THE COMBINED COMPANY, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AND RELATED MATTERS.

You may obtain free copies of the Registration Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the Registration Statement will be available free of charge on Enzon’s website at https://www.enzon.com. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Each of Enzon and Viskase and each of their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of consents or proxies in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger. Information about Enzon’s directors and executive officers is included in Enzon’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 28, 2025, and Enzon’s definitive proxy statement for its 2024 Annual Meeting of Stockholders, filed with the SEC on August 8, 2024. Additional information regarding these persons and their interests in the transactions contemplated by the Merger Agreement, as well as information regarding Viskase’s directors and executive officers, will be included in the Registration Statement relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Enzon and Viskase, the ability to consummate the proposed transaction, and the ability to quote the common stock of the combined company on the “OTCQX” tier of the OTC market of the OTC Markets Group, Inc. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions, among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain the necessary approvals for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction, including timing for satisfaction of the closing conditions, and the ability of each of Enzon and Viskase to consummate the proposed transaction; (iii) the ability of Viskase to timely deliver the financial statements required by the Merger Agreement; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Enzon, Viskase or their respective officers or directors; (vi) possible disruptions from the proposed transaction that could harm Enzon’s or Viskase’s respective businesses; (vii) the ability of Viskase to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Enzon’s or Viskase’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Enzon’s or Viskase’s ability to pursue certain business opportunities or strategic transactions; (xi) the exchange ratio and relative ownership levels as of the closing of the transactions contemplated by the Merger Agreement; (xii) estimates regarding future revenue, expenses, and capital requirements following the closing of the transactions contemplated by the Merger Agreement; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, trade wars, or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other risks and uncertainties, including those that are set forth in the Registration Statement under the heading “Risk Factors”, in Enzon’s periodic public filings with the SEC, and in Viskase’s annual and quarterly reports posted to Viskase’s website. Enzon and Viskase can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Enzon, nor Viskase undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

2.1*	Agreement and Plan of Merger, dated as of June 20, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc.

10.1	Support Agreement, dated as of June 20, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc.

99.1	Press Release, dated June 20, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)
Date: June 23, 2025
	By:	/s/ Richard L. Feinstein
	Name:	Richard L. Feinstein
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary